Exhibit 2.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Chunghwa Telecom Co., Ltd. (the “company”, “we”, “us” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trade symbol	Name of each exchange on which registered
American depositary shares, each representing ten common shares	CHT	New York Stock Exchange
Common shares, par value NT$10 per share*	N/A	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

American Depositary Shares (“ADSs”), each representing ten Chunghwa Telecom Co., Ltd. common shares (“CHT Shares”) are listed on the New York Stock Exchange and are registered under Section 12(b) of the Exchange Act. The following contains a description of the rights of (i) the holders of common shares and (ii) ADS holders. Shares underlying the ADSs are held by JPMorgan Chase Bank, N.A., as depositary.

Description of Ordinary Shares

The following is a summary of the rights of common shares of Chunghwa Telecom Co., Ltd. as specified in Chunghwa Telecom Co., Ltd.’s Articles of Incorporation (the “CHT Articles”), which were amended by Annual General Meeting on June 21, 2019. You are encouraged to read the CHT Articles, which are attached as an exhibit to the 2019 Form 20-F.

Type and Class of Securities

Each common share has a par value of NT$10 per share. The number of common Shares that have been issued as of December 31, 2019 is provided on the cover of the 2019 Form 20-F. Common shares may be held in either certified or uncertified form. All of the outstanding CHT Shares are currently issued and transferred in book-entry form instead of issuing physical share certificates. See also “Item 19. Exhibits – Articles of Incorporation of Chunghwa Telecom Co., Ltd. (English translation)” in the 2019 Form 20-F.

Preemptive Rights

Under the ROC Company Act and CHT Articles, when we issue new shares for cash, unless otherwise approved by the central competent authority, our employees have rights to subscribe for between 10% and 15% of the new issue. Except for the shares reserved in accordance with the ROC Company Act, we are required to inform its existing shareholders of their rights to subscribe for additional shares pro rata to their respective shareholding and to note that the shareholders will lose their pre-emptive right if they fail to subscribe for the new shares within the prescribed period. In the event that there is any new share that has not been subscribed by the existing shareholders or our employees pursuant to their respective pre-emptive rights, we may offer such shares to other investors through public offering or private negotiation with any person designated by us.

In addition, in accordance with the ROC Securities and Exchange Act, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold except in certain limited circumstances. This percentage can be increased by a resolution passed at a stockholders’ meeting, held in accordance with the ROC Company Act and CHT Articles which would diminish the number of new shares subject to the preemptive rights of existing stockholders.

Limitations or Qualifications

Not applicable.

Other Rights

Not applicable.

Rights of the Common Shares

See “Item 19. Exhibits – Articles of Incorporation of Chunghwa Telecom Co., Ltd. (English translation)” of the 2019 Form 20-F.

Requirements for Amendments

Not applicable.

Limitations on the Rights to Own Shares

See “Item 10. Additional Information—D. Exchange Controls” of the 2019 Form 20-F.

Provisions Affecting Any Change of Control

Not applicable.

Ownership Threshold

Not applicable.

Differences Between the Law of Different Jurisdictions

Not applicable.

Changes in Capital

Not applicable.

Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

Description of American Depositary Shares

ADSs are evidenced by certificates that are commonly known as American depositary receipts, or ADRs. The MOTC sold our common shares in the form of ADSs evidenced by ADRs. Our previous depositary, The Bank of New York, executed and delivered the ADRs. Each ADS represents ten common shares (or the right to receive ten common shares) which the MOTC deposited with previous custodian, Mega International Commercial Bank. Each ADS also represents securities, cash or other property deposited with the depositary but not distributed to ADS holders. Since November 2007, our depositary and custodian have changed to JPMorgan Chase Bank, N.A. The current depositary’s Depositary Office is located at 383 Madison Avenue, Floor 11, New York, NY 10179. The current custodian’s office is located at Floor 8, No.108, Hsinyi Road, Section 5, Taipei, Taiwan, ROC.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary will actually hold the common shares, you must rely on it to exercise the rights of a shareholder. The obligations of the depositary are set out in a deposit agreement among us, the depositary and you, as an ADS holder.

The deposit agreement and the ADSs are generally governed by New York law. However, our obligations to our shareholders will continue to be governed by the laws of the ROC, which are different from the laws of the United States. In addition, we note that laws and regulations of the ROC may restrict the deposit and withdrawal of our common shares in or from the ADS facility.

The following is a summary of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting taxes, fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent.

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the government is needed and cannot be obtained, the agreement allows the depositary to distribute the NT dollars only to those ADS holders to whom it is possible to do so or, in its discretion, it will hold the NT dollars for and on your behalf if it cannot convert for the account of the ADS holders who have not been paid. It will not invest the NT dollars and it will not be liable for any interest.

Before making a distribution the depositary will deduct any withholding taxes that must be paid under ROC law. See “Item 10. Additional Information—E. Taxation—ROC Taxation—Dividends.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the NT dollars, you may lose some or all of the value of the distribution.

Common shares.    The depositary may distribute new ADSs representing any common shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The depositary will only distribute whole ADSs. It will sell common shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, subject to applicable laws and regulations, each ADS will also represent the new common shares.

Rights to receive additional common shares.    If we offer holders of our securities any rights to subscribe for additional common shares or any other rights, the depositary may make these rights available to you. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and the depositary decides it is practical to sell, the depositary will sell the rights that are not exercised or distributed. The proceeds of the sale will be distributed to holders as a cash distribution. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the common shares on your behalf. The depositary will then deposit the common shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, the depositary may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for changes needed to put the restrictions in place.

Other Distributions.    The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed for and on your behalf, in which case ADSs will also represent the newly distributed property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

Subject to the procedures required by ROC law described below, the depositary will issue ADSs if you or your broker deposit common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its office to the persons you request.

Purchase by you or through us of our shares on the Taiwan Stock Exchange or delivery by you of our common shares to the custodian for deposit in our ADS facility for issuances of additional ADSs against such deposits will be permitted only to the extent that the total number of ADSs outstanding after an issuance may not exceed the number of issued ADSs previously approved by the ROC Securities and Futures Bureau (plus any ADSs created by dividends or free distributions and exercise of pre-emptive rights) and that previous issued ADSs have been cancelled.

How do ADR holders cancel an ADS and obtain common shares?

In order to withdraw our common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes, including stamp taxes or stock transfer taxes or fees, payable upon the transfer of our common shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

Upon surrender of ADSs and upon payment of the fees and expenses of the depositary and any taxes or other governmental charges, you may generally request the depositary to sell the common shares underlying your ADSs on your behalf. The depositary may require you to enter into a separate agreement to arrange the sale. These sales will be conducted through a securities company in the ROC on the Taiwan Stock Exchange. You assume the risk and expense of any sale.

You will have the right to withdraw the common shares represented by your ADSs except:

•

for temporary delays that may arise because (1) the transfer books for our common shares or ADSs are closed or (2) our common shares are temporarily transfer restricted due to shareholders’ meeting or a payment of dividends;

•	when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; and

•	for restrictions imposed by any U.S. or foreign law or governmental regulations relating to ADSs or the withdrawal of the common shares represented by your ADSs.

The deposit agreement may not be amended to impair your right to withdraw our common shares represented by your ADSs, except in order to comply with mandatory provisions of applicable law.

If you wish to withdraw common shares from the ADS facility, you will be required to register with Taiwan Stock Exchange as a foreign investor and you will be required to appoint a local agent in the ROC and to open a securities trading account with a local brokerage firm and a bank account to remit funds, exercise stockholders’ rights and perform other function as holder of ADSs may designate. Without obtaining the governmental approval, appointing the agents and opening a securities trading account and bank account, you would not be able to hold or to subsequently sell or otherwise transfer our common shares on the Taiwan Stock Exchange. In addition, you are required to appoint a local bank to act as custodian and for handling confirmation and settlement of trades, safekeeping of securities or cash proceeds and declaration of information. You also would be required to appoint a tax guarantor who will act as guarantor for your tax payment obligations.

Taiwan Disclosure Obligations

We may have various disclosure and reporting obligations to the ROC government upon the withdrawal of ADSs if:

(a) the person to be registered as our shareholder is our “related party” under laws and regulations of the ROC and beneficially owns common shares withdrawn from the ADS facility; or

(b) the person to be registered as the holder of the underlying common shares withdrawn against the surrender of the ADSs will then own a number of common shares withdrawn from the ADS facility exceeding 10% of the common shares represented by ADSs.

Because of these obligations, we may ask the depositary to ask you to disclose certain information to us in accordance with the deposit agreement, including the name of the beneficial owner of the ADSs delivered for cancellation, and ask you to provide proof of identity and genuineness of any signature and other documents before it will cancel your ADSs. The withdrawal of shares represented by your ADSs may be delayed until the depositary receives the information and proof so requested and satisfactory evidence of your compliance with all laws and regulations. The information you are required to provide may include the name and nationality of the beneficial owner and the number of shares the beneficial owner is withdrawing or has withdrawn in the past.

Voting Rights

You may direct the exercise of voting rights with respect to the common shares represented by ADSs only in accordance with the provisions of the deposit agreement as described below and applicable ROC law. See “Risk Factors — Risks Relating to Ownership of Our ADSs — You will be more restricted in your ability to exercise voting rights than the holders of our common shares, which may diminish your influence over our corporate affairs and may reduce the value of your ADSs.” You will not have the same voting rights as the holders of our common shares, which may affect the value of your ADSs. If you wish to withdraw the common shares, you must register with the Taiwan Stock Exchange as a foreign investor, appoint a local agent and open a securities trading account with a local brokerage firm and a bank account as discussed above. Even if you do all this, however, you might not have enough time to register your common shares for voting purposes before the shareholder register is closed. See “Description of Share Capital — Meetings of Shareholders” and “ — Register of Shareholders and Record Dates.”

Except as described below, you will not be able to exercise voting rights attaching to the common shares represented by the ADSs on an individual basis. Under the deposit agreement, a shareholder’s voting rights attaching to shareholdings in a ROC company must, as to all matters subject to a vote of shareholders (other than the election of directors and supervisors), be exercised as to all shares held by the shareholder in the same manner. Accordingly, the voting rights attaching to the common shares represented by ADSs must be exercised as to all matters subject to a vote of shareholders by the depositary or its nominee, who represents all holders of ADSs, collectively in the same manner, except in the case of an election of directors and supervisors. Directors and supervisors are elected by cumulative voting.

In the deposit agreement, you will appoint the depositary as your representative to exercise the voting rights with respect to the common shares represented by your ADSs.

We will provide the depositary with copies (including English translations) of notices of meetings of our shareholders and the agenda of these meetings. These materials will contain an indication of the number of directors or supervisors to be elected if an election of directors or supervisors is to be held at the meeting. The depositary will also mail to holders a voting instruction form. In order to be valid, the holder of ADSs must complete, sign and return to the depositary the voting instruction form by a date specified by the depositary. The number of directors or supervisors to be elected may change after the depositary has mailed the voting instruction form to you. If a change were to occur, the depositary would be unable to follow your exact voting instructions and may calculate your votes according to procedures not inconsistent with the provisions of the deposit agreement.

We cannot assure you that you will receive the materials in time to ensure that you can instruct the depositary to vote the common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the common shares represented by your ADSs are not voted as you requested.

Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors and supervisors, if persons together holding at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisors), the depositary will notify our chairman or such person as he may designate of such instructions. The depositary will appoint the chairman or his designated person to serve as your designated representative and that of the depositary’s or its nominee. The designated representative will attend the meeting and vote all the common shares represented by ADSs in the manner so instructed by you.

If, for any reason, the depositary has not by the date specified by it received instructions from persons together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any resolution specified in the agenda for a meeting (other than for the election of directors or supervisors), then you will be deemed to have instructed the depositary or its nominee to authorize and appoint the designated representative as your representative and that of the depositary’s or its nominee to attend the meeting and vote all the common shares represented by all ADSs as the designated representative deems appropriate in his sole discretion with respect to the resolution or resolutions, which may not be in your interests. However, no authorization will be given with respect to any matter as to which the designated representative informs the depositary that he does not wish to be so authorized, in which event the depositary will not vote at the relevant meeting. The depositary will, however, take such action as is necessary to cause all the common shares represented by ADSs to be counted for the purpose of satisfying applicable quorum requirements.

The depositary will notify the designated representative of the instructions for the election of directors and supervisors received from you and appoint the designated representative as your representative and that of the depositary’s or its nominee to attend any meeting and vote the common shares represented by ADSs as to which the depositary has received instructions from you for the election of directors and supervisors, subject to any restrictions imposed by the law of the ROC and our articles of incorporation. If, by the date specified by the depositary, you have not delivered instructions to the depositary, you will be deemed to have instructed the depositary to authorize and appoint the designated representative as your representative and that of the depositary’s or its nominee to attend the meeting and vote, at his sole discretion, all the common shares represented by ADSs as to which the depositary has not received instructions from you for the election of directors and supervisors as the designated representative deems appropriate, which may not be in your best interests. However, no authorization will be given with respect to any election of directors or supervisors as to which the designated representative informs the depositary that he does not wish to be so authorized, in which event the depositary will attend such meeting and will vote those common shares represented by the ADSs as to which it has received instructions from you for the election of directors and supervisors in the manner so instructed. The depositary will not vote at the relevant meeting any common shares evidenced by ADSs if the depositary has not received instructions from you for the election of directors and supervisors. However, the depositary will take all necessary actions to cause all common shares evidenced by the ADSs to be counted for the purpose of satisfying quorum requirements.

By continuing to hold ADSs or any interest in the ADSs, you will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as these provisions may be amended from time to time.

The depositary will not, and the depositary will endeavor to ensure that the custodian and their respective nominees (including the designated representative) do not (except as described above), exercise any discretion as to voting, nor vote or attempt to exercise the right to vote that attaches to deposited securities, other than in accordance with instructions received as herein provided.

Beneficial owners of ADSs are entitled to exercise their voting rights only through the procedures applicable to the representative holder of the ADSs in which they have a beneficial interest.

When exercising voting rights on a cumulative basis for the election of directors and supervisors, the aggregate votes to be cast for each candidate will be reduced by the applicable amount. You may vote the common shares that you have withdrawn and transferred on our register of shareholders. However, you may not receive sufficient advance notice of our shareholder meetings to enable you to withdraw your shares and vote at such meetings.

Proposal Rights

Holders that individually or together with other Holders hold at least 51% of the ADSs outstanding at the relevant record date are entitled to submit each year one written proposal, or the ADS holder proposal, for voting at the general meeting of shareholders of the Company in accordance with the manner specified in the deposit agreement.

Any ADS holder  proposal received by the depositary which the depositary reasonably believes to be in full compliance with the preceding paragraph shall be submitted by the depositary to us prior to the expiration of the submission period announced by us. The depositary shall withdraw any ADS holder proposal so submitted as to which the depositary has not received within three (3) Business Days after the relevant record date a certificate from the submitting ADS holder required under the deposit agreement. In determining whether any ADS holder proposal meets the requirements set forth above, the depositary may rely upon a statement set forth in a certificate from the submitting ADS holder required under the deposit agreement stating that the ADS holder proposal is in full compliance with the requirements set forth in the preceding paragraph. The depositary has no obligation to perform any investigation in connection with any ADS holder proposal.

Notwithstanding anything contained in the deposit agreement or any ADR, the depositary shall not be obligated to provide to the holders or beneficial owners of ADSs any notices relating to the proposal rights, including, without limitation, notice of the proposal submission period, or the receipt of any ADS holder proposal from holders or beneficial owners, or of the holdings of any ADSs by any persons, except that the depositary shall, upon a holder's written request, inform such holder of the total number of ADSs then issued and outstanding.

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payment to you. It may also sell deposited securities, by public or private sale, subject to applicable laws and regulations, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

•	Change the nominal or par value of our common shares
•	Reclassify, split up or consolidate any of the deposited securities
•	Distribute securities on the common shares that are not distributed to you

•	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Then:

•

The cash, common shares or other securities received by the depositary will become deposited securities. Subject to applicable laws and regulations, each ADS will automatically represent its equal common share of the new deposited securities.

•

The depositary may, and will if we ask them to, distribute some or all of the cash, common shares or other securities it received. Subject to applicable laws and regulations, it may also issue new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the depositary agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of the depositary, or prejudices an important right of ADS holders, it will only become effective 30 days after the depositary notifies you of the amendment. In no event may any amendment impair your right to surrender your ADSs and receive the common shares represented thereby, except in order to comply with mandatory provisions of applicable law. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADSs and the agreement as amended.

How may the depositary agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 180 days. In both cases, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will be required to do only the following under the agreement:

•	advise you that the agreement is terminated;
•	collect distributions on the deposited securities; and
•	deliver common shares and other deposited securities upon cancellation of ADSs.

One year after termination, the depositary will, if practical, sell any remaining deposited securities by public or private sale, subject to applicable laws and regulations. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash and with respect to indemnification. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to the depositary.

Limitations on Obligations and Liability to ADS Holders

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;
•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party; and
•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue or register transfer of an ADS, make a distribution on an ADS, or permit withdrawal of common shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;
•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary, our company or the registrar in Taiwan are closed or at any time if the depositary or our company thinks it advisable to do so.

Pre-Release of ADSs

In certain circumstances, subject to the provisions of the deposit agreement and to the extent permitted by any applicable law or regulation, the depositary may issue ADSs before deposit of the underlying common shares. This is called a pre-release of the ADS. To the extent permitted by law, the depositary may also deliver common shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying common shares are delivered to the depositary. The depositary may receive ADSs instead of common shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•

before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer owns the common shares or ADSs to be deposited;

•	the pre-release must be fully collateralized with cash, U.S. government securities or such other collateral that the depositary considers appropriate; and
•	the depositary must be able to close out the pre-release on not more than five (5) business days’ notice.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Ownership Restrictions

We may restrict deposits of our common shares where such deposit might result in ownership or beneficial ownership of our common shares that exceed the limits under applicable law or our articles of incorporation. We may instruct the depositary to take action with respect to the ownership interest of any holder in excess of any such limitation, including but not limited to refusing to accept common shares for deposit from a holder in excess of the applicable limitation if a deposit of common shares would result in a violation of the applicable limitations, to the extent such action is permitted by applicable law.